Exhibit 12
Statement re: Computation of Ratios of Earnings to Fixed Charges

Year ended October 31,	2005	2006	2007	2008	2009
(Loss) earnings:
(Loss) income before income taxes	$1,323,128	$1,126,616	$70,680	$(466,787)	$(452,164)
Interest expense	126,193	122,473	102,652	89,300	96,726
Rent expense	3,923	4,377	4,252	4,070	3,425
Amortization	1,079	1,096	1,102	1,380	1,239

	$1,454,349	$1,254,562	$178,686	$(372,037)	$(350,774)

Fixed charges:
Homebuilding
Interest incurred	$115,439	$141,266	$136,758	$116,340	$118,026
Rent expense	3,923	4,377	4,252	4,070	3,425
Amortization	1,079	1,096	1,102	1,380	1,239

	$120,441	$146,739	$142,112	$121,790	$122,690

Ratio	12.08	8.55	1.26	(a)	(a)

(a)	For the twelve-month periods ended October 31, 2009 and 2008, our earnings were not sufficient to cover fixed charges by approximately $473.5 million and $493.8 million, respectively.